11016604

RECEIVED SEC MAIL PROCESSING SECTION MAY 2 6 2011 WASH, D.C. 211

M. A. 5/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2010 (MM/DD/YY) AND ENDING MARCH 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TITUS FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6850 TPC DRIVE, STE. 112
(No. and Street)

MCKINNEY (City) TX (State) 75070 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JACK L SHARP (972) 317-9575
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JACK L SHARP, CPA
(Name – *if individual, state last, first, middle name*)

2300 HIGHLAND VILLAGE RD., STE. 650 (Address) HIGHLAND VILLAGE (City) TX (State) 75077 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

M. A. 5/27

OATH OR AFFIRMATION

I, WILLIAM G STAPLETON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TITUS FINANCIAL, INC., as of MARCH 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDITH L ALDERETE
My Commission Expires
July 03, 2014
NOTARY PUBLIC STATE OF TEXAS

[signature]
Signature

PRESIDENT
Title

Judith L. Alderete
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DBS &CO.
Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholder
of Titus Financial, Inc.

We have audited the accompanying financial statements of Titus Financial, Inc. (a Texas corporation) as of March 31, 2011 and 2010 and the related statements of income, changes in stockholder's equity, liabilities subordinated to the claims of creditors and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Titus Financial, Inc. as of March 31, 2011 and 2010 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dance, Bigelow, Sharp & Co., LLP
Highland Village, Texas
May 19, 2011

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

TITUS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2011 AND 2010

ASSETS

	as of March 31, 2011	2010
CURRENT ASSETS:		
Cash	$ 54,966	$ 70,543
Accounts receivable	9,441	27,125
Prepaid income taxes	3,170	3,170
Prepaid expense	15,548	13,125
Deferred tax asset	9,051	1,245
Total Current Assets	92,176	115,208
TOTAL ASSETS	$ 92,176	$ 115,208

LIABILITIES AND STOCKHOLDER EQUITY

	2011	2010
CURRENT LIABILITIES:		
Accounts payable	$ 13,435	$ -
Accrued expenses	8,041	$ 274
Total Current Liabilities	21,476	274
STOCKHOLDER EQUITY :		
Common stock, no par value, 100,000 shares authorized, 1,000 shares issued and outstanding	53,983	53,983
Additional paid-in capital	2,614	2,614
Retained earnings	14,103	58,337
Total Stockholder Equity	70,700	114,934
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$ 92,176	$ 115,208

The accompanying notes are an integral part of the financial statements

TITUS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2011 AND 2010

	For the year ended March 31, 2011	2010
REVENUES :		
Commission income	$ 350,704	$ 512,497
Interest income	901	1,498
Total income	351,605	513,995
EXPENSES:		
Commissions	205,625	258,855
Conulting fees	133,112	191,558
Bad debt	7,500	-
Rent	107,888	107,888
Equipment expense	29,802	37,800
Office expense	70,003	65,714
Professional fees	18,935	12,014
Registration expense	39,918	40,549
Staff charges	101,000	108,000
Taxes	-	18,410
Miscellaneous expense	-	1,000
Expense reimbursement	(308,060)	(319,175)
Total expenses	405,723	522,613
INCOME BEFORE INCOME TAXES	(54,118)	(8,618)
PROVISION FOR TAXES	(9,884)	(1,245)
NET INCOME	$ (44,234)	$ (7,373)

TITUS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2011 AND 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Totals
BALANCE, MARCH 31, 2009	$ 53,983	$ 2,614	$ 65,710	$ 122,307
Net Loss			(7,373)	(7,373)
BALANCE, MARCH 31, 2010	53,983	2,614	58,337	114,934
Net Income			(44,234)	(44,234)
BALANCE, MARCH 31, 2011	$ 53,983	$ 2,614	$ 14,103	$ 70,700

The accompanying notes are an integral part of the financial statements

TITUS FINANCIAL, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO THE CLAIMS OF CREDITORS
MARCH 31, 2011 AND 2010

The Company had no liabilities subordinated to creditors at March 31, 2011, nor at March 31, 2010.

The accompanying notes are an integral part of these financial statements.

TITUS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2011 AND 2010

	For the year ended March 31, 2011	2010
Cash flows from operating activities -		
Net income (loss)	$ (44,234)	$ (7,373)
Adjustments to reconcile net earnings to net cash provided (used) by operating activities -		
Net Change:		
Prepaid expenses	(2,423)	(4,798)
Accounts receivable	17,684	(10,455)
Deferred tax asset	(7,806)	5,299
Accounts payable	13,435	-
Accrued expenses	7,767	(6,469)
Net cash provided by operating activities	(15,577)	(23,796)
Net change in cash	(15,577)	(23,796)
Cash at beginning of year	70,543	94,339
Cash at end of year	$ 54,966	$ 70,543

TITUS FINANCIAL, INC.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2011 AND MARCH 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization –

Titus Financial, Inc. (the Company), a Texas Corporation, was incorporated on July 31, 1990. The name was changed effective February 13, 1998, in connection with a change in stock ownership. The Company operates as a securities broker-dealer firm, registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in several different states. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation.

Method of Accounting –

The accounts of the Company are maintained on the accrual method of accounting with transactions recorded on a trade date basis.

Cash and cash equivalents –

For the purpose of cash flow, the Company considers financial instruments with the original maturity of three months or less to be cash equivalents.

Accounting estimates –

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Income taxes –

The Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". Under SFAS No. 109, an asset and liability approach is required. Such approach results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Income reported for financial statement purposes is the same as taxable income, as defined in the Internal Revenue Code for the years ended March 31, 2010 and 2009. The company did not have deferred tax assets or liabilities at March 31, 2010 or 2009.

Reclassifications –

Certain reclassifications have been made to the 2010 financial statement presentation to correspond to the current year's format. Total equity and net income are unchanged due to these reclassifications.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c#-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed at 15 to 1. At March 31, 2011, the Company had a net capital of $45,574 which was $40,574 over the required minimum

net capital of $5,000 and at March 31, 2010 the Company had net capital of $74,549 which was $69,549 over the minimum required.

3. ECONOMIC DEPENDENCY

All of the Company's revenue, is derived through relationships with affiliated companies (see footnote 5). These affiliated companies originated all of the oil and gas working interests marketed by the Company during the fiscal years ended March 31, 2011 and 2010. As of March 2011 the Company relied exclusively on Quannah Operating, LLC ("Quannah") to originate oil and gas well programs.

4. INCOME TAXES

The provisions for income taxes consist of the following components:

	2011	2010
Refund of tax paid in prior years	(2,076)	-
Deferred benefit from net operating loss carry forwards	(7,806)	(1,245)
	$ (9,882)	$ (1,245)

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Corporation's assets and liabilities. For the years ended March 31,2011 and 2010, the effective tax rate used to calculate deferred taxes was 15%. As of March 31, 2011, and 2010, the Company's net operating losses produced a deferred tax asset of $9,051 and $1,245 respectively. As of March 31, 2011, these net operating loss carry forwards totaled $60,432. If not used, the carry forwards will expire as follows:

2030	$ 8.302
2031	52,040
	$ 60,342

5. RELATED PARTY TRANSACTIONS

To generate commission income, the Company is dependent upon sponsors. Sponsors are related entities who procure land and drill wells on behalf of investors. The Company worked with Semper Fidelis Oil and Gas LLC ("Semper") from August 2009 through March 16, 2011, at which time their affiliation was terminated and a new company Quanah (see footnote 3) became the exclusive sponsor. During fiscal year 2010, the Company sold interests for Titus Energy, LLC ("Titus") until August 2009 and then for Semper through the remainder of the fiscal year. . During the years ended March 31, 2011 and 2010, the Company received $350,704 and $512,497 respectively in commission income from these related entities, For the same period they also received operating reimbursements of $308,060 and $319,175 respectively.

These affiliates provided consulting and management services to the Company. The Company paid these affiliates $133,112 and $191,558 for these services rendered during the fiscal years ending March 31, 2011 and March 31, 2010, respectively.

Beginning April 1, 2006, the Company began entering into Exclusive Service and Support Agreement with its sponsors in accordance with a mandate from the National Association of Security Dealers whereby the Company would be charged its pro-rata share of common expenses such as rent, professional fees, equipment expenses and office expense. The Exclusive Service and Support Agreement was modified as of August 1, 2009, August 1, 2010 and again on February 1, 2011 each time the monthly charges were adjusted. Under the terms of the agreement the Company would be reimbursed for these expenses by the sponsoring affiliate.

The charges per month under the agreements for the years ending on March 31, 2011and 2010 are as follows:

Agreement Date:		8/1/2009		8/1/2010		2/1/2011
Category						
Rent		$ 8,991		$ 8,991		$ 8,991
Professional fees		875		875		875
Equipment charges		3,150		1,817		3,150
Office expense		5,317		6,312		5,117
Staff charges		9,000		8,583		6,750

6. LITIGATION

In late 2010, Hazen Revocable Trust, LLC ("Hazen") initiated an action with the American Arbitration Associates and a lawsuit in Collin County, TX against the Company and several other affiliated entities and persons, alleging that the Company made various misrepresentations to the claimant in connection with a securities offering of oil and gas interests in Louisiana. Hazen is seeking liquidated damages in the amount of $1,232,000.

Hazen's claim stems from a producing well interest that was sold by the Company. The Company legitimately purchased the well interest in Louisiana but subsequently learned that the property owner had committed fraud by selling the property to multiple buyers and misrepresented that the property was producing, when in fact it was not. The Company along with the other defendants in the Hazen suit is suing the seller of the Louisiana property to gain clear title to such property. The Company has asked Hazen to postpone action until the Company's lawsuit can be completed. Hazen has agreed to delay arbitration and further litigation until November 14, 2011

Management believes that it will prevail in its attempts to gain clear title to the land and wells in question and that by so doing can fulfill its obligation to Hazen. As such no contingent liability has been recorded.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through May 19, 2011, the date on which the financial statements were available to be issued

On May 16, 2011 Titus Energy, LLC, a former affiliated entity and sponsor filed for Bankruptcy protection. Despite the former affiliation, management does not believe that this event represents a contingent liability to the Company.

SUPPLEMENTARY INFORMATION

TITUS FINANCIAL, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2011 AND 2010

1. Computation of net capital and aggregate indebtedness under Rule 15c3-1

Stockholders' equity	$ 70,700
Haircut for certificates of deposit	137
Less non-allowable assets:	24,989
Net capital	45,574
Minimum net capital required	(5,000)
Excess (deficit) net capital	$ 40,574
Aggregate indebtedness to net capital:	
Accounts payable and accrued expenses	$ 21,476
Aggregate indebtedness	$ 21,476
Ratio: aggregate indebtedness to net capital	53.5%

The difference between the above computation of net capital pursuant to rule 15c3-1 and that filed with the Company's unaudited Macrh 31, 2010 Focus Report is as follows;

March 31, 2011 FOCUS Report:	$ 37,768
Decrease in non-allowable assets	$ 15,933
Decrease in income	(8,127)
March 31, 2011 Net Capital	$ 45,574

2. Computation for determination of reserve requirements under Rule 15c3-3

The Company operates under the exemptive provisions of paragraph k,(2),I of SEC Rule 15c3-3

3. Information relating to the possession or control requirements under Rule15c3-3

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer's funds or securities as of March 31, 2010

Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Titus Financial, Inc.
McKinney, Texas

In planning and performing our audit of the financial statements of Titus Financial, Inc. (the Company), for the year ended March 31, 2011 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

433 East Las Colinas Boulevard, Suite 1290
Irving, Texas 75039
Phone (972) 556-1190 Fax (972) 556-2311

2300 Highland Village Road, Suite 650
Highland Village, Texas 75077
Phone (972) 317-9575 Fax (972) 966-0142

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dance, Bigelow, Sharp & Co., LLP

Highland Village, Texas

May 19, 2011

DBS &CO.

TITUS FINANCIAL, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
MARCH 31, 2011 AND 2010

Dance, Bigelow, Sharp & Co., LLP
CERTIFIED PUBLIC ACCOUNTANTS

SEC MAIL PROCESSING
RECEIVED
MAY 2 6 2011
WASH. D.C.
211 SECTION

TITUS FINANCIAL, INC.
AUDITED FINANCIAL STATEMENTS
SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17A-5
MARCH 31, 2011 AND 2010